GOODWIN -- PROCTER	Peter F. Simons 617.570.1795 psimons@goodwinprocter.com	Goodwin Procter LLP Exchange Place Counsellors at Law Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 6, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Attention: Christian Windsor

Re:
Danvers Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-145875

Dear Mr. Windsor:

        This letter is submitted on behalf of Danvers Bancorp, Inc. (the "Company") in connection with its response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 22, 2007 ("Amendment No. 1"), as set forth in your letter dated November 1, 2007 addressed to Kevin T. Bottomley, Chairman, President and Chief Executive Officer of the Company (the "Comment Letter"), and the Company's filing of pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which includes changes that reflect responses to the Staff's comments.

        Comment No. 2 of the Comment Letter requests that the Company file on EDGAR a redline copy of Amendment No. 1. In response to Comment No. 2, we are filing under this cover a redline copy of Amendment No. 1, marked to show changes from the Company's Registration Statement on Form S-1 filed on September 7, 2007, as requested. Under separate cover we are filing a redline copy of Amendment No. 2, marked to show changes from Amendment No. 1.

        If you should have any questions concerning these responses or require any additional information, please contact the undersigned at (617) 570-1590 or Sean Jensen at (617) 570-8117.

Sincerely,

/s/ Peter F. Simons

cc:
Kevin T. Bottomley, Danvers Bancorp, Inc.
L. Mark Panella, Danvers Bancorp, Inc.
William P. Mayer, Goodwin Procter LLP